UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Anadys Pharmaceuticals, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   03252Q 40 8
                                 (CUSIP Number)

                                December 22, 2004
             (Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|x| Rule 13d-1(c)
|_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03252Q 40 8

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     HBM BioVentures (Cayman) Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands, British West Indies
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,844,418
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,844,418
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,844,418
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                        |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

CUSIP No. 03252Q 40 8

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     HBM BioVentures AG
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,720,255 (1)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,720,255 (1)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,720,255
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                        |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     HC,CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) See Item 4


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

      This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed by HBM BioVentures (Cayman) Ltd. and HBM BioVentures AG to amend the
Schedule 13G filed by HBM BioVentures (Cayman) Ltd. on May 18, 2004 (SEC File No. 005-79854) for the purpose of: (i) adding HBM BioVentures AG as a joint filer, and (ii) updating certain information furnished in the original
Schedule 13G.

ITEM 1.   (a)   Name of Issuer:

                Anadys Pharmaceuticals, Inc. (the "Issuer")

          (b)   Address of Issuer's Principal Executive Offices:

                3115 Merryfield Row
                San Diego, CA  92121

ITEM 2.   (a)   Name of Person Filing:

                (i)   HBM BioVentures (Cayman) Ltd.

                (ii)  HBM BioVentures AG

                The filing of this joint statement on Schedule 13G shall not be deemed an admission that the filing persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          (b)   Address of Principal Business Office:

                The principal business office of HBM BioVentures (Cayman) Ltd.
                is:

                         Centennial Towers, Suite 305
                         2454 West Bay Road
                         Grand Cayman, Cayman Islands, British West Indies

                The principal business office of HBM BioVentures AG is:

                         Zugerstrasse 50
                         6340 Baar
                         Switzerland

          (c)   Citizenship:

                         HBM BioVentures (Cayman) Ltd. - Cayman Islands, British West Indies
                         HBM BioVentures AG - Switzerland

          (d)   Title of Class of Securities:

                         Common Stock, $0.001 par value

          (e)   CUSIP Number:

                         03252Q 40 8

ITEM 3.   If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
          (c), check whether the person filing is a:

                Not applicable.

          If this Statement is filed pursuant to Rule 13d-1(c), check this box |x|

ITEM 4.   Ownership

          (a) HBM BioVentures (Cayman) Ltd. beneficially owns 1,844,418 shares of the Issuer's common stock in its capacity as investment manager for certain investment funds. HBM BioVentures AG beneficially owns 2,720,255 shares through its wholly-owned subsidiaries (including HBM BioVentures (Cayman) Ltd.).

          (b) Based on the number of shares of common stock reported as outstanding in the Issuer's Form 10-Q filed on November 11, 2004, HBM BioVentures (Cayman) Ltd. and HBM BioVentures AG beneficially own 8.3% and 12.2% of the Issuer's issued and outstanding common stock, respectively.

          (c) In its capacity as investment manager for certain investment funds, HBM BioVentures (Cayman) Ltd. has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,844,418 shares. By virtue of the voting and investment authority possessed by its subsidiaries (including HBM BioVentures (Cayman) Ltd.), HBM BioVentures AG may be deemed to have the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 2,720,255 shares.

ITEM 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person

          HBM BioVentures (Cayman) Ltd. acts as investment manager for certain investment funds that have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities.

ITEM 7. Identification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          See attached Exhibit 1.

ITEM 8.   Identification and Classification of Members of the Group

          Not applicable.

ITEM 9.   Notice of Dissolution of Group

          Not applicable.

ITEM 10.  Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2005

                                      HBM BioVentures (Cayman) Ltd.

                                      /s/ John Arnold
                                      ------------------------------------------
                                      By:  John Arnold
                                      Its: Chairman and Managing Director


                                      HBM BioVentures AG

                                      /s/ John Arnold as Attorney in Fact
                                      ------------------------------------------
                                      By:  John Arnold
                                      Its: Attorney-in-Fact*

* Pursuant to Power of Attorney dated December 22, 2004, filed as Exhibit 3 to this filing.


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